Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

VIA EDGAR

September 10, 2021

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (“JAFT” or the “Trust”)

(File Nos. 333-251519)

Dear Mr. Grzeskiewicz:

This letter summarizes the comments provided by John Grzeskiewicz of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 9, 2021, regarding the Trust’s Joint Proxy Statement/Prospectus on Form N-14 (the “Joint Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was filed as part of the proposed reorganization of two series of Trust for Professional Managers (the “Target Funds”) into corresponding series of the Trust (the “Acquiring Funds”).

The Registrant delayed effectiveness of the Joint Proxy Statement/Prospectus and filed a delaying amendment on September 10, 2021.

Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Joint Proxy Statement/Prospectus.

1.	Comment: The Staff notes that the Maximum Sales Charge (Load) Imposed on Purchases as a percentage of offering price for Class A shares is 5.25% with respect to the Target Funds and 5.75% with respect to the Acquiring Funds. Please add disclosure to the section “Comparison of Fees and Expenses” regarding the increase in sales charge.

Response: The Trust will add the following disclosure:

As further explained under “Comparison of Share Classes and Distribution Arrangements - Initial Sales Charge, Reductions and Waivers of the Target Funds and the Acquiring Funds,” the sales charge schedules for the Target Funds and Acquiring Funds differ. Unless eligible for a waiver or reduction, the maximum sales charge as a percentage of the offering price for Class A shares of the Target Funds is 5.25% and is applied to purchases less than $25,000; whereas the maximum sales charge as a percentage of the offering price

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for Class A shares of the Acquiring Funds is 5.75% and is applied to purchases less than $50,000. As a result, shareholders who hold Class A shares of the Target Funds would pay a higher sales charge to purchase additional Class A shares of the Acquiring Funds following the Reorganization, unless they qualified for a sales charge reduction or waiver.

2.	Comment: Please confirm supplementally that any comments provided by the Staff regarding the Trust’s registration statement filed on Form N-1A on June 25, 2021, that are pertinent to the Joint Proxy Statement/Prospectus are incorporated into the Joint Proxy Statement/Prospectus.

Response: The Trust confirms that these changes have been made.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Matthew DiClemente

Matthew DiClemente